JCDecaux

82-34631



06011383


SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2006
WASH. D.C.
185 SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, 2sd March 2006

Communication
Extérieure

SUPPL

File 82-5247
Issuer : JCDecaux SA
Country : France

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Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- declarations made public in 2005 on its web site and on the one of the French Autorité des Marchés Financiers, in respect of operations on JCDecaux SA shares carried out by members of the Supervisory Board
- A press release by which JCDecaux SA announced that its wholly owned Spanish subsidiary, El Mobiliario Urbano, has won the competitive tender to operate and develop Barcelona's street furniture network.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Affairs
Head of the Stock Market / Company Law Department

PROCESSED
MAR 0 7 2006
THOMSON
FINANCIAL

Enc. 2

JCDecaux SA
Siège Social : 17, rue Soyer - 92523 Neuilly-sur-Seine Cedex - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Société Anonyme à Directoire et Conseil de Surveillance au capital de 3 378 284,27 euros - 307 570 747 RCS Nanterre

FILE 82-5247

Déclaration par les mandataires sociaux des transactions effectuées sur les titres de la société JCDecaux SA au titre des articles 222-14 et 222-15 du Règlement Général de l'Autorité des Marchés Financiers

---

1/ Transactions effectuées par un mandataire social

Nom et Prénom du mandataire social		M. Jean-Pierre DECAUX		
Qualité du mandataire social		Membre du Conseil de Surveillance		
Description de l'instrument financier		Actions		
Date et lieu de l'opération	**Nature de l'opération**	**Nombre de titres**	**Prix unitaire**	**Montant de l'opération**
23 février 2006 - Paris	Vente d'actions	5 000	20,87 €	104 350 €

2/ Transactions effectuées par des personnes liées à un mandataire social

Nom et Prénom du mandataire social		M. Jean-Pierre DECAUX		
Qualité du mandataire social		Membre du Conseil de Surveillance		
Description de l'instrument financier		Actions		
Date et lieu de l'opération	**Nature de l'opération**	**Nombre de titres**	**Prix unitaire**	**Montant de l'opération**
23 février 2006 - Paris	Vente d'actions	45 000	20,87 €	939 150 €
24 février 2006 - Paris	Vente d'actions	200 000	20,90 €	4 180 000 €

JCDecaux

JCDecaux wins Barcelona's street furniture public tender

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Paris, March 2, 2006 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and number two worldwide, today announced that its wholly owned Spanish subsidiary, El Mobiliario Urbano, has won the competitive tender to operate and develop Barcelona's street furniture network. The exclusive contract covers 3,500 advertising panels for a period of 10 years. The result of the public process – which also attracted bids from Clear Channel, Viacom and Cemusa – was a unanimous decision by the technical decision-makers and all of the political parties represented on the city council.

Barcelona, a city with a population of 1,593,000, is internationally renowned for its innovation, its economic dynamism and its high quality tourist facilities which make it one of the most prosperous regions in Europe.

Consistent with this, the request for tenders, specifically targeted innovative and environmentally friendly solutions and favoured bids that offered sustainable and intelligent street furniture. El Mobiliario Urbano, a pioneering company in the area of environmental policies, has answered to it in line with the ISO 14001 certification.

The new contract will also apply intelligent street furniture solutions that include technologies providing access to local information through a number of initiatives including; an "online" information system displaying waiting times for the next bus, interactive information screens and free data terminals that can be interrogated using a mobile phone.

El Mobiliario Urbano a JCDecaux's subsidiary has been managing this contract since 1998. The new contract stipulates that in addition to the renovation and maintenance of the existing street furniture network, the new operator of the licence will install 700 bus shelters, 1,100 bus stops, 600 platforms at bus stations, 250 new Citylight panels (street furniture displaying information) and 15 new public toilets.

Commenting on the contract win Jean-Charles Decaux, co-CEO of JCDecaux, said: *"We would like to thank the Barcelona's technical and political decision-makers for demonstrating their continued trust in JCDecaux when they voted unanimously to award us the city street furniture contract for the next 10 years. Their vote recognises the strength of JCDecaux's sustainable development policy and the growing importance of its highly innovative eco-friendly solutions in public tenders. Both of these environmental factors were considered decisive in the city's final choice. This latest success demonstrates our ability of offer the best solutions both for cities and their inhabitants as well as for advertisers who appreciate the quality and exclusivity of our advertising networks. This contract strengthens our number one position in the Spanish outdoor advertising market."*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com